130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

October 1, 2013

LETTER FILED ON EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverage, Apparel, and Mining
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 23, 2013, regarding Avalon Rare Metals Inc. Form 40-F for Fiscal Year Ended August 31, 2012 Filed November 29, 2012 Response dated September 9, 2013 File No. 001-35001

Dear Ms. Jenkins:

As discussed today with you, we requested and were granted an extension until October 7, 2013 for responding to the staff’s comments set forth in the September 17, 2013 letter regarding the above-referenced Form 40-F.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 864-3119.

Yours very truly,

(signed) “R. James Andersen”
R. James Andersen
Chief Financial Officer

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